Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

AerCap Announces Closing of Three Debt Financing Transactions in Fourth Quarter 2007

Transactions Increase Committed Funding by $440 Million

AerCap Extends Existing $1 Billion Revolving Warehouse Facility to May 2014

Amsterdam, The Netherlands; December 20, 2007 - AerCap Holdings N.V. (“AerCap,” NYSE: AER) today announced that it has closed three debt financing transactions during the fourth quarter of 2007, increasing committed funding by $440 million.

On December 19, 2007, AerCap closed an amendment to its AeroTurbine facility with a syndicate of seven international banks from the US, Germany, the UK, and France, which was led by Calyon acting as global arranger. The amendment increased AerCap’s committed funds available by $108 million to a total facility amount of $328 million, and extended the term of the facility from April 2011 to December 2012. The facility provides funding to enable the future growth of AeroTurbine, the AerCap subsidiary which focuses on engine leasing and trading, airframe and engine disassembly and part sales.

On December 20, 2007, AerCap increased one of its aircraft acquisition facilities by $150 million and extended the term of the facility from October 2013 to October 2014. The facility was closed with a syndicate of seven international banks from Germany, Ireland, the US and France. The syndicate was led by Calyon acting as global arranger and underwriter. The facility provides committed funding to allow AerCap to acquire a broad range of aircraft types and ages.

On October 8, 2007, AerCap closed a pre-delivery payment funding facility of $182 million arranged by Citigroup to finance the pre-delivery payments relating to eight new A330 aircraft under forward order with Airbus, scheduled for delivery between November 2008 and December 2009.

In addition, AerCap successfully extended the term of its existing $1 billion warehouse facility with UBS and a syndicate of financial institutions from May 2013 to May 2014.

Keith Helming, AerCap’s Chief Financial Officer, commented on the transactions: “The fact that we were able to close these transactions at attractive terms in the current credit environment shows the confidence that the financing community has in our strong business model. AerCap has built up a very stable platform for future growth with over $2 billion of committed funding.”

About AerCap

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap also provides aircraft management services and performs aircraft and engine maintenance, repair and overhaul services, and aircraft disassemblies. AerCap has a fleet of 325 aircraft and 65 commercial engines that were either owned, on order, under contract or letter of intent, or managed. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, China, and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck, AerCap Tel.+31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel, AerCap Tel.+31 20 655 9658 pwortel@aercap.com